Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   31-Mar-2017

Amounts in USD

Dates

Collection Period No.	21			
Collection Period (from... to)	1-Mar-2017	31-Mar-2017		
Determination Date	13-Apr-2017			
Record Date	14-Apr-2017			
Distribution Date	17-Apr-2017			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Mar-2017	17-Apr-2017	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2017	15-Apr-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	25,782,927.28	5,451,583.61	20,331,343.67	62.945336	0.016878
Class A-2B Notes	215,000,000.00	17,162,010.42	3,628,763.08	13,533,247.34	62.945336	0.016878
Class A-3 Notes	441,580,000.00	441,580,000.00	441,580,000.00	0.00	0.000000	1.000000
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**641,524,937.70**	**607,660,346.69**	**33,864,591.01**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	680,129,639.83	646,265,048.82			
Yield Supplement Overcollateralization Amount	72,757,380.27	29,575,796.50	28,026,579.32			
Pool Balance	**1,616,945,465.46**	**709,705,436.33**	**674,291,628.14**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	17,618.33	0.054546	20,348,962.00	62.999882
Class A-2B Notes	1.182220%	18,598.50	0.086505	13,551,845.84	63.031841
Class A-3 Notes	1.340000%	493,097.67	1.116667	493,097.67	1.116667
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$758,272.83**		**$34,622,863.84**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	34,875,912.41	(1) Total Servicing Fee	591,421.20
Interest Collections	1,591,526.52	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	107,867.20	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	193,950.75	(3) Interest Distributable Amount Class A Notes	758,272.83
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	9,901.83	(6) Regular Principal Distributable Amount	33,864,591.01
Available Collections	**36,779,158.71**	(7) Additional Servicing Fee and Transition Costs	0.00
		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Reserve Fund Draw Amount	0.00	(9) Excess Collections to Certificateholders	1,564,873.67
Available Funds	**36,779,158.71**	**Total Distribution**	**36,779,158.71**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	591,421.20	591,421.20	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	758,272.83	758,272.83	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	17,618.33	17,618.33	0.00
thereof on Class A-2B Notes	18,598.50	18,598.50	0.00
thereof on Class A-3 Notes	493,097.67	493,097.67	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	758,272.83	758,272.83	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	33,864,591.01	33,864,591.01	0.00
Aggregate Principal Distributable Amount	33,864,591.01	33,864,591.01	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,049.30
minus Net Investment Earnings	1,049.30
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,049.30
Net Investment Earnings on the Collection Account	8,852.53
Investment Earnings for the Collection Period	9,901.83

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	709,705,436.33	34,442
Principal Collections	22,232,641.81	
Principal Collections attributable to Full Pay-offs	12,643,270.60	
Principal Purchase Amounts	0.00	
Principal Gross Losses	537,895.78	
Pool Balance end of Collection Period	674,291,628.14	33,610
Pool Factor	41.70%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.83%
Weighted Average Number of Remaining Payments	54.86	35.92
Weighted Average Seasoning (months)	10.12	30.59

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	670,447,101.98	33,475	99.43%
31-60 Days Delinquent	2,395,343.76	92	0.36%
61-90 Days Delinquent	1,250,987.05	38	0.19%
91-120 Days Delinquent	198,195.35	5	0.03%
Total	674,291,628.14	33,610	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	537,895.78	22	9,382,849.24	310
Principal Net Liquidation Proceeds	107,780.97		1,399,932.81	
Principal Recoveries	191,651.78		3,910,052.50	
Principal Net Loss / (Gain)	238,463.03		4,072,863.93	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.414%
Prior Collection Period	(0.126%)
Second Prior Collection Period	0.180 %
Third Prior Collection Period	0.281 %
Four Month Average	0.187%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.252%
Average Net Loss / (Gain)		13,138.27

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.